NO ACT

PE
10-7-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11008186

November 16, 2011

Gregory R. Noe
Deere & Company
NoeGregoryR@JohnDeere.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-16-11

Re: Deere & Company
Incoming letter dated October 7, 2011

Dear Mr. Noe:

This is in response to your letters dated October 7, 2011 and November 1, 2011 concerning the shareholder proposal submitted to Deere by Walden Asset Management and Tides Foundation. We also have received letters from Walden Asset Management dated October 28, 2011 and November 8, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Lauren Webster
Chief Financial Officer
Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903

November 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated October 7, 2011

The proposal relates to political contributions and expenditures.

There appears to be some basis for your view that Deere may exclude the proposal under rules 14a-8(b) and 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Deere's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Specifically, the written statements from the "record holder" verified that the proponents had continually held the securities for a period of one year as of September 12, 2011. However, the proposal was submitted after September 12, 2011. Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BY EMAIL (shareholderproposals@sec.gov)

November 8, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Deere & Company – 2012 Annual Meeting
Supplement to Letter dated October 7, 2011
Relating to Shareholder Proposal of Walden
Asset Management and Tides Foundation

Ladies and Gentlemen:

We write in response to the November 1, 2011 letter by Gregory Noe of Deere & Company commenting on the October 28, 2011 letter submitted by Walden Asset Management in support of the shareholder resolution by Walden Asset Management and the Tides Foundation seeking political spending disclosure.

The Deere letter circles back to two major points raised in earlier letters.

We believe Deere has still not made a persuasive case to have the Securities and Exchange Commission allow the resolution to be omitted.

1. Date of the proof of ownership – Deere acknowledges that the filing letter and proof of ownership letter by Boston Trust, the custodian for Walden Asset Management and its clients, were both dated on September 12, 2011. However, Deere goes on and argues that the FedEx mailing stamp was September 15, 2011 and therefore that proof of ownership was inadequate because of a gap between the date on the letters and the mailing date.

We suggest that Deere is attempting to create new ground for omission of resolutions in this argument, one that will be impossible for the Securities and Exchange Commission, proponents or issuers to implement. Further, we believe this is not proper grounds for omission of the proposal.

The date of submission is the date on the letters. If the letter were placed in a post box of the U.S. Postal Service on a Saturday and was not picked up and postmarked until Monday, Deere would argue that there was a gap in proof of ownership.

It is clear that an administrative nightmare would result. Investors who filed in good faith would be at the mercy of the postal system. Or if FedEx did not pick up the same day that the package was placed in a FedEx pickup box, a similar problem would result.

The proper procedure should be that the filing letter and proof of ownership letter, dated on the same day, were sent and received before the filing date. It should not matter how long the mail took to reach the company or the postmark or FedEx date stamp.

As stated previously, proponents are also required to confirm that they will continue to be shareholders through the date of the 2012 stockholders meeting so the company has clear information regarding the stockholding looking back a year as well as looking forward to 2012.

Thus we believe the resolution should not be disallowed on these grounds.

2. The second argument presented in the Deere letter, relates to the documentation provided by Walden Asset Management.

   As noted previously, Walden Asset Management did submit a letter and additional enclosures in a timely fashion in response to Deere's request for documentation of proof of ownership. As noted, upon receipt of this additional information, Deere did not respond that our letter was inadequate and seek additional details.

   In fact, this level of detail has sufficed in the filing of shareholder resolutions by Walden Asset Management over the last years. We have never been challenged at the Securities and Exchange Commission by a company previously arguing our proof of ownership was inadequate.

   As noted in our previous letter, the issue of documentation for proof of ownership has been confusing for both issuers and proponents in the past.

Thus the importance of the Securities and Exchange Commission's recent Bulletin describing in detail what is sufficient or insufficient proof documentation. We appreciate this new level of clarity and moving forward will of course include the information described in the Securities and Exchange Commission's Bulletin.

However, since that clarifying Bulletin was issued after the Walden Asset Management submission, we believe the documentation provided to Deere was responsive and adequate for that time period. The Walden Asset Management proof letter came from our custodian, a registered Massachusetts bank. The proof letter clearly explained their authority to attest to the fact that Walden Asset Management was a Deere stockholder.

Similarly, the proof letter for Tides Foundation properly attested to their ownership.

3. The Deere letter makes two contradictory statements,

    1. "Deere has not argued that the absence of a letter verifying ownership from a DTC participant was a basis upon which to exclude the Proposal." (page 3) and

    2. "The Bank of New York Mellon letter dated October 27, 2011 is an acknowledgement that Walden Asset Management did not timely furnish sufficient proof of eligibility in response to Deere's notice of deficiency." (page 2)

    Which is it? Is the Bank of New York Mellon letter required but submitted after the required date or was its absence not required as "a basis upon which to exclude the proposal?"

    Deere cannot argue both contradictory points.

    We believe the Bank of New York Mellon letter, which was submitted simply to confirm that indeed Walden Asset Management is a shareholder and which following the Securities and Exchange Commission's Bulletin, was not necessary to submit with the set of documents we first provided to Deere since the Securities and Exchange Commission had not provided that level of specificity as yet.

In short, we believe Deere has not made a sufficient case for the omission of the resolution.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagements

Cc: Gregory Note – Deere & Company
Lauren Webster – Tides Foundation

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

November 1, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2012 Annual Meeting
Supplement to Letter dated October 7, 2011
Relating to Shareholder Proposal of Walden
Asset Management and Tides Foundation

Ladies and Gentlemen:

We refer to our letter dated October 7, 2011 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Walden Asset Management ("Walden") and Tides Foundation ("Tides," and together with Walden, the "Proponents") may properly be omitted from the proxy materials to be distributed by Deere & Company, a Delaware corporation ("Deere"), in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

This letter is in response to the letter to the Staff, dated October 28, 2011, submitted by Walden (the "Walden Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponents.

In the Walden Letter, Walden makes a number of objections to the arguments raised in the No-Action Request. Some of these objections appear to mischaracterize the eligibility requirements under Rule 14a-8 while one such objection is simply not relevant. Deere's responses to certain of the positions taken in the Walden Letter are set forth below.

I. Deere May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponents Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1)

Deere believes that the Walden Letter, which includes as an attachment a letter from BNY Mellon, dated October 27, 2011 (the "BNY Mellon Letter"), is an acknowledgement that Walden did not timely furnish sufficient proof of eligibility in response to Deere's notice of deficiency, dated September 19, 2011 (the "Deficiency Letter"), a copy of which is attached as Exhibit B to the No-Action Request. The BNY Mellon Letter was not provided to Deere until October 28, 2011, 38 days after Walden's receipt of the Deficiency Letter and in non-compliance with Rule 14a-8(f)(1), which requires that a shareholder's response be postmarked or electronically transmitted no later than 14 days from receipt of a company's deficiency notice.

A. Rule 14a-8(b)(1) Requires Proof of Ownership as of the Date a Proposal Is Submitted

The Walden Letter mischaracterizes the proof of ownership requirement under Rule 14a-8 by stating that the "SEC's requirement for identical dates on both the filing letter and proof of ownership is clear and unambiguous." In fact, Rule 14a-8 contains no such requirement. Rather, the requirement, in relevant part, under Rule 14a-8(b)(2)(i) provides that the proponent must submit verification that "at the time [it] submitted [the] proposal" the proponent continuously held the requisite number of securities. Indeed, in the recently issued Staff Legal Bulletin No. 14F ("SLB 14F"), the Staff reiterated that Rule 14a-8(b) requires proof of ownership "by the date you submit the proposal" (emphasis in original), recognizing that shareholders often make the mistake of submitting proof of ownership letters that do not verify ownership for the entire one-year period preceding and including the date the proposal is submitted, "thereby leaving a gap between the date of the verification and the date the proposal is submitted."

That is precisely the issue here. The Federal Express tracking information, attached as Exhibit A to the No-Action Request, established that the Proposal was submitted on September 15, 2011 – three days after the date on the Proponents' cover letters and three days later than the dates for which ownership was addressed in the broker letters submitted by the Proponents. Consistent with Rule 14a-8, where the date on a proponent's cover letter and the date of submission are different, it is the date of submission that is the relevant date. See, e.g., *General Electric Co.* (October 7, 2010) (concurring with the exclusion of a shareholder proposal where the proponent's cover letter was dated, and the record holder's one-year verification was as of, June 16, 2010, but the proposal was postmarked June 22, 2010); and *General Electric Co.* (December 16, 2009) (concurring with the exclusion of a shareholder proposal where the proponent's cover letter was dated, and the record holder's one-year verification was as of, October 27, 2009, but the proposal was postmarked October 28, 2009).

B. Deere's Deficiency Letter Complied with Rule 14a-8

Walden claims that the Deficiency Letter did not raise the specific issues in Walden's proof of ownership that required correction. Such specificity, however, is not what is required by the rule or the Staff guidance. In particular, the Staff has stated, in Section C.2 of Staff Legal Bulletin No. 14B, that "[i]f the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8" and that "[t]he company should use language that tracks rule 14a-8(b)." The Staff also recommends, but does not require, that a copy of Rule 14a-8 be attached to the notice of deficiency that is sent to a proponent. Deere fully complied with this Staff guidance by including in its Deficiency Letter a description of the proof of ownership required under Rule 14a-8(b) and attaching a complete copy of Rule 14a-8.

C. Walden's Discussion of DTC Participants Is Not Relevant

We note the Walden Letter's discussion of SLB 14F and the guidance therein concerning the submission of proof of ownership from DTC participants. This discussion appears to be wholly unrelated to the issue at hand. As the submission of the Proposal and the No-Action Request predated the Staff's issuance of SLB 14F, Deere has not argued that the absence of a letter verifying ownership from a DTC participant was a basis upon which to exclude the Proposal. Even if the broker letters submitted with the Proposal had been from a DTC participant, the Proponents would have failed to prove their eligibility, for the reasons described in our No-Action Request.

II. Conclusion

Should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,



Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Timothy Smith
Lauren Webster



Walden Asset Management
Investing for social change since 1975

BY EMAIL (shareholderproposals@sec.gov)

October 28, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Deere & Company – 2012 Annual Meeting
Omission of Shareholder Proposal of Walden
Asset Management and Tides Foundation

Ladies and Gentlemen:

I write to respond to the No Action letter dated October 7, 2011 by Gregory Noe, Corporate Secretary of Deere & Company (Deere). In his letter, Mr. Noe sought Securities and Exchange Commission (SEC) approval to exclude the shareholder proposal submitted by Walden Asset Management (Walden), a division of Boston Trust & Investment Management Company (Boston Trust), along with the Tides Foundation. The shareholder resolution requested that Deere prepare a report on the company's direct and indirect political expenditures and board oversight of such expenditures.

This political spending proposal has been presented to scores of companies over the past five years. In 2011, investor votes in favor of this disclosure request averaged in the range of 33 percent, with eight companies receiving votes in excess of 40 percent.

In its request to the SEC, Deere did not contest the content of the resolution, but instead sought a No Action decision based on two technicalities related to the process of submitting the resolution. The No Action request focused on proof of ownership documentation, arguing that insufficient documentation was provided to confirm ownership of Deere stock by Walden Asset Management and the Tides Foundation. We believe that Deere's arguments are insufficient to justify SEC approval to omit the resolution from the 2012 proxy statement via the No Action process.

Turning to the specific factors presented in the Deere No Action letter, we offer the following response.

A Division of Boston Trust & Investment Management Company
 One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

1. Deere did send a letter seeking further documentation regarding proof of ownership, to which Walden responded to in a timely fashion with additional context, as well as Form 13F as additional verification of ownership.

   Deere argues that since the dates of the filing letter and the proof of ownership letter (both dated September 12, 2011) were not the same as the September 15, 2011 FedEx stamp, the proof of ownership was not provided properly. We note that, with the exception of email submission, sending the proposal and cover letter via the U.S. postal service, or UPS or FedEx , would always result in the package arriving a day or more after it was mailed. The simultaneous dating of the proof of ownership and shareholder proposal filing letters is the relevant factor. In addition, the confirmation of past ownership provided in the submitted verification testifying to Walden's holdings in Deere stock for the previous twelve months, along with the SEC required pledge to continue to hold shares through the next annual meeting, includes the intervening days to deliver the proposal package. The shareholder resolution was received in a timely fashion before the official filing deadline.

   Furthermore, Deere did not raise the concern over the different dates in its September 19, 2011 correspondence seeking additional clarity. Only later did Deere point to this as a "deficiency."

   Do companies or investors want a precedent that would require same day mailing as the dates on filing and proof of ownership letters to be the basis for an appropriate filing? On the flip side the rule is clear. If a filing letter was mailed three weeks before a deadline (post-marked the same as the submission letter and proof of ownership) but did not reach the company headquarters before that date passed because of problems with delivery, the resolution would and should be disallowed.

   In fact, last year a filing by Walden with AT&T, dated before the filing date and sent before the filing date, experienced FedEx delivery problems resulting in delivery after the filing date. Thus the filing was disallowed.

   Logically, a resolution packet with consistently dated filing and proof of ownership letters received before the filing deadline should be accepted as a timely filing.

   In sum, we think the date of transmittal by FedEx is inconsequential and has nothing to do with providing adequate proof of ownership. The examples Deere cites to make its case focused on deficiencies due to different dates on the filing and proof of ownership letters (General Electric, Hewlett Packard, and IBM), which is not the case here. The

SEC's requirement for identical dates on both the filing letter and proof of ownership is clear and unambiguous; thus as the proponent Walden filed accordingly.

2. The second argument is more substantial as it addresses the proper documentation for proof letters. In fact, this has been a problematic question for proponents and issuers alike, as well as the SEC. As a result, the SEC issued a Staff Legal Bulletin on October 18, 2011, which will be very helpful going forward. The Bulletin provides a clearer roadmap of what is required to establish proof of ownership, specifically noting that a letter from a DTC participant will meet that requirement. We will, of course, follow this guidance in future filings which will now include a letter from our sub-custodian who is a DTC participant.

   In the past, Walden Asset Management had included a letter signed by Kenneth Pickering, Director of Operations for Boston Trust, which acts as custodian for our clients. We note in that letter that Boston Trust & Investment Management Company is a Massachusetts chartered banking and trust company and serves as a custodian.

   In our September 27, 2011 letter to Mr. Noe we stated, "Boston Trust is a record holder through our sub-custodian Bank of New York Mellon" and is a "participant in the Depository Trust Company via our sub-custodian Omnibus Accounts." Hence we believed that we had been attentive and responsive to Mr. Noe's inquiry. We have responded in the same manner to other corporate secretaries who raised similar questions in the past; this response was always deemed satisfactory and no SEC challenge was ever issued.

   Similarly, in my September 27, 2011 letter to Mr. Noe, we explained that as the investment manager and custodian for the Tides Foundation, we were able to verify their ownership.

   Finally, our letter of September 27, 2011 also provided additional 13F filing information.

   We are pleased to append a current letter from Bank of New York Mellon thus confirming ownership for the year previous to September 12, 2011.

Before SEC's recent Bulletin, the exact process of verifying ownership was confusing for both issuers and investors. In the past, our confirmation that Boston Trust served as custodian and was a registered bank had been adequate documentation. Looking forward, we acknowledge the SEC's clarification that a letter from a DTC participant should also be included.

As an aside, we believe that Mr. Noe is well aware of our status as an investor in Deere. In fact, we have written the CEO of the company several times and have received courteous replies.

In summary, we do not believe Deere & Company has successfully established that the resolution filed by Walden Asset Management and the Tides Foundation should receive a No Action decision.

We are pleased to discuss this with the SEC staff if that would be helpful.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

Cc: Gregory Noe, Corporate Secretary, Deere & Company
Lauren Webster, CFO, Tides Foundation



BNY MELLON
ASSET SERVICING

October 27, 2011

To Whom It May Concern:

BNY Mellon has acted as custodian for Boston Trust & Investment Management Company (Boston Trust). Walden Asset Management is the socially responsive investment division of Boston Trust.

We are writing to verify that Boston Trust and Walden Asset Management has had beneficial ownership of a least $2,000 in market value of the voting securities of Deere **& Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Specifically, these shares have been held for at least one year before **September 12, 2011.**

BNY Mellon has served as the sub-custodian for Boston Trust and Investment Management Company and Walden Asset Management. BNY Mellon is a participant in DTC.

Sincerely,

Ira E. Friedman
BNY Mellon
Vice President

Cc: Timothy Smith, Walden Asset Management

111 Sanders Creek Parkway, East Syracuse, NY 13057

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 7, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2012 Annual Meeting
Omission of Shareholder Proposal of Walden Asset
Management and Tides Foundation

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Walden Asset Management ("Walden") and Tides Foundation ("Tides," and together with Walden, the "Proponents") from the proxy materials to be distributed by Deere in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of Deere's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if either of the Proponents submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **Resolved**, that the shareholders of Deere & Co. ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
>
>   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
>
>   b. The title(s) of the person(s) in the Company who participated in the decisions to make the political contribution or expenditure.
>
> The report shall be presented to a relevant oversight committee of the board of directors and posted on the Company's website.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2012 proxy materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponents have failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

III. Background

Deere received the Proposal on September 16, 2011, accompanied by a cover letter from each Proponent (with both cover letters included in the same envelope). While the cover letters were dated September 12, 2011, the Proposal was submitted to Deere via Federal Express on September 15, 2011, as shown by the Federal Express tracking history. The Proposal also was accompanied by (i) a letter from Boston Trust & Investment Management Company ("Boston Trust"), dated September 12, 2011, stating that Walden "has beneficial ownership of at least $2,000 in market value of the voting securities of Deere & Company and that such beneficial ownership has existed for one or more years" and (ii) a second letter from Boston Trust, also dated September 12, 2011, making the same statement with respect to Tides (together, the "Broker Letters"). A copy of the Proposal, each Proponent's cover letter, the Broker Letters and the Federal Express tracking history are attached hereto as Exhibit A.

After confirming that neither Proponent was a shareholder of record, in accordance with Rule 14a-8(f)(1), on September 19, 2011, Deere sent a letter to each Proponent via Federal Express (the "Deficiency Letters") requesting a written statement from the record owner of such Proponent's shares verifying that such Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year as of the date of submission of the Proposal. The Deficiency Letters also advised each Proponent that such written statement had to be submitted to Deere within 14 days of such Proponent's receipt of the Deficiency Letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letters included a copy of Rule 14a-8. Deere obtained delivery confirmation from Federal Express that the Deficiency Letters were delivered to the Proponents on September 20, 2011. A copy of each Deficiency Letter is attached hereto as Exhibit B.

On September 28, 2011, Deere received a letter from Walden confirming that Boston Trust is the record holder of its Deere shares and enclosing a copy of Boston Trust's Form 13F filing for the quarter ended June 30, 2011. A copy of this response letter is attached hereto as Exhibit C.

Deere did not receive any further correspondence from either Proponent by the close of the 14-day response period.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponents Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

A. The Broker Letters Fail to Satisfy the Requirements of Rule 14a-8(b)(2)(i).

Neither of the Broker Letters satisfies the requirements of Rule 14a-8(b)(2)(i). In order to prove their eligibility pursuant to this rule, the Proponents must each submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Deere shares from September 15, 2010 (one year prior to the date of submission) through September 15, 2011 (the date of submission). The Broker Letters do not make any such statement. Instead, each of the Broker Letters states the Proponent's ownership as of September 12, 2011 (three days before the date of submission) and that such shares have been held for one or more years as of that date. These statements do not provide the proper ownership information required under Rule 14a-8(b). Specifically, the Broker Letters do not provide evidence of either Proponent's continuous ownership of Deere shares for the one-year period ending September 15, 2011, the date on which the Proposal was submitted.

In Section C.1.c.(3) of SLB 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

As in the example above, the Broker Letters confirm that each Proponent owned the requisite number of Deere shares on a date (September 12, 2011) that was earlier than the date of the Proponent's submission of the Proposal (September 15, 2011), and fails to demonstrate continuous ownership of the shares for a period of one year as of the time such Proponent submitted the Proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010); *Int'l. Business Machines Corp.* (December 7, 2007) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (November 16, 2006) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006); and *Wal-Mart Stores, Inc.* (February 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the record holder's one-year verification was as of November 22, 2004).

We note that the date the Proposal was delivered to Federal Express for delivery to Deere, not the date written on the cover letters, is the date the Proposal was "submitted" for purposes of Rule 14a-8(b). See, e.g., *General Electric Co.* (October 7, 2010) (concurring with the exclusion of a shareholder proposal where the proponent's cover letter was dated June 16, 2010, the proposal was postmarked June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); and *General Electric Co.* (December 16, 2009) (concurring with the exclusion of a shareholder proposal where the proponent's cover letter was dated October 27, 2009, the proposal was postmarked October 28, 2009 and the record holder's one-year verification was as of October 27, 2009). In each of these examples, the record holder's verification was dated as of the same date as the proponent's cover letter, but the proposal was mailed to the company on a later date. Thus, while the Broker Letters are dated September 12, 2011, the same date as each Proponent's cover letter, the Broker Letters fail to satisfy the requirements of Rule 14a-8(b) because they do not provide evidence of the Proponents' ownership of Deere shares as of September 15, 2011, the date the Proposal was submitted to Deere.

B. Boston Trust's Form 13F Fails to Satisfy the Requirements of Rule 14a-8(b)(2)(ii).

Rule 14a-8(b)(2) sets forth the exclusive means by which a proponent may prove it is eligible to submit a shareholder proposal. A proponent may either submit a written statement from the record holder of its shares, as described in Section IV.A above, or, alternatively, a proponent that has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the Commission may provide copies of such form to the company pursuant to Rule 14a-8(b)(2)(ii). Form 13F is not among the documents listed in Rule 14a-8(b)(2)(ii) as acceptable means of proof of ownership. See *Pfizer Inc.* (February 20, 2009) (concurring with the exclusion of a proposal where the proponent argued, among other things, that its status as an "institutional investment manager" and a Form 13F filer constituted proof of ownership sufficient to meet the requirements of Rule 14a-8(b)); *Pall Corp.* (September 20, 2005) (concurring with the exclusion of a proposal where the proponent submitted a copy of a filed Form 13F and monthly brokerage statements as purported proof of ownership sufficient to meet the requirements of Rule 14a-8(b)). The plain language of Rule 14a-8(b)(2)(ii) is clear that it "applies only if you [the shareholder] have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins." Because neither Proponent has filed any of these forms, the Proponents may not use Rule 14a-8(b)(2)(ii) to prove their eligibility and must instead follow the procedure set forth in Rule 14a-8(b)(2)(i).

Neither Proponent has submitted to Deere proof that it has continuously held at least $2,000 in market value, or 1%, of Deere's common stock for at least one year as of the date the Proposal was submitted. Any further verification the Proponents might now submit would be untimely under the Commission's rules. Therefore, Deere believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponents failed to remedy the eligibility deficiency on a timely basis after notification by Deere.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,



Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Timothy Smith
Lauren Webster

EXHIBIT A



September 12, 2011

Mr. Gregory R. Noe
Corporate Secretary
Deere & Company
Law Department
One John Deere Place
Moline, IL 61265

Dear Mr. Noe:

Walden Asset Management holds at least 151,400 shares of Deere & Company on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $2 billion in assets under management.

As a shareowner in the company we commend Deere's sustainability reporting and its disclosure through Carbon Disclosure Project.

We are involved in encouraging companies to be transparent regarding their political spending, policies, and oversight including indirect spending. As you may know, a growing number of Fortune 500 companies do report their political spending on their websites. We are glad to point to resources available in this area that could be helpful to Deere, including The Conference Board's *Handbook on Corporate Political Activity*.

We and other investors have also been deeply concerned about Deere & Company's role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as powerful lobbying against climate change legislation or regulation. Investors have written you a number of times on this issue.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member Deere & Company certainly may be perceived as supporting its policies.

We believe this is a failure in governance. Obviously Deere & Company's own Board serve as active, informed and engaged participants and would never countenance such a passive, unengaged approach in their role at Deere & Company.

A Division of Boston Trust & Investment Management Company
[illegible] fax 617.227.3664

EXHIBIT A

Thus Walden Asset Management is filing this resolution with Deere & Company seeking a disclosure and board oversight of your political spending policies and practices. Other investors may join in co-filing this proposal.

We are filing the enclosed shareholder proposal with for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 and we consider Walden Asset Management as the primary filer. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Deere & Company shares.

We have been a shareholder for more than one year and will maintain ownership of at least $2,000 of Deere & Company stock through the next annual meeting and verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to a meaningful dialogue with top management on this matter.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

EXHIBIT A



September 12, 2011

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **151,400** shares of **Deere & Company** (Cusip **#244199105**).

These shares are held in the name of Cede & Co. in the account of Bank of New York under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of form 13F.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **Deere & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we attest to our intention of to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,



Kenneth S. Pickering
Director of Operations

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

EXHIBIT A

Resolved, that the shareholders of Deere & Co. ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
   b. The title(s) of the person(s) in the Company who participated in the decisions to make the political contribution or expenditure.

The report shall be presented to a relevant oversight committee of the board of directors and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Deere, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Deere contributed at least $ 2 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically.

EXHIBIT A

The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Merck, Microsoft and Norfolk Southern that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

EXHIBIT A


TIDES

September 12, 2011

Mr. Gregory R. Noe
Corporate Secretary
Deere & Company
Law Department
One John Deere Place
Moline, IL 61265

Dear Mr. Noe:

Tides Foundation holds 10,600 shares of Deere & Company stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe Deere & Company is such a company and we have been pleased to own it in our portfolio. However, we wish to see Deere be more transparent and disclose additional information particularly in regards to political contributions.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Deere shares. We have been a shareholder for more than one year and will hold at least $2,000 of Deere stock through the next annual meeting.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Timothy Smith at Walden Asset Management our investment manager at tsmith@bostontrust.com. We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution.

Sincerely,



Lauren Webster
Chief Financial Officer

Encl. Resolution Text, Proof of Ownership
Cc: Timothy Smith – Walden Asset Management

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org

EXHIBIT A



September 12, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Tides Foundation** through its Walden Asset Management division. We are writing to verify that **Tides Foundation** currently owns **10,600** shares of **Deere & Company** (Cusip # **244199105**). We confirm that **Tides Foundation** has beneficial ownership of at least $2,000 in market value of the voting securities of **Deere & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Deere & Company.**

Sincerely,

Timothy Smith
Senior Vice President

EXHIBIT A

Resolved, that the shareholders of Deere & Co. ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in the decisions to make the political contribution or expenditure.

The report shall be presented to a relevant oversight committee of the board of directors and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Deere, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Deere contributed at least $ 2 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically.

EXHIBIT A

The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Merck, Microsoft and Norfolk Southern that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

EXHIBIT B


JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

September 19, 2011

Lauren Webster
Tides Foundation
1014 Torney Ave
San Francisco, CA 94129-1755

RE: Notice of Deficiency

Dear Ms. Webster:

I am writing to acknowledge receipt of your shareholder proposal (the "Proposal") submitted to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Deere common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosure

EXHIBIT B

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a [illegible], [illegible], [illegible], [illegible] and/or [illegible], or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

EXHIBIT B

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on [illegible], or in shareholder reports of investment companies under [illegible] of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

EXHIBIT B

must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

EXHIBIT B

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

EXHIBIT B

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, [illegible], you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under [illegible].

EXHIBIT B



JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

September 19, 2011

Timothy Smith
Walden Asset Management,
a division of Boston Trust & Investment Management
One Beacon Street
Boston, MA 02108

RE: Notice of Deficiency

Dear Mr. Smith:

I am writing to acknowledge receipt of your shareholder proposal (the "Proposal") submitted to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Deere common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosure

EXHIBIT B

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a [illegible], [illegible], [illegible], [illegible] and/or [illegible], or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

EXHIBIT B

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on [illegible], or in shareholder reports of investment companies under [illegible] of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

EXHIBIT B

must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

EXHIBIT B

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

EXHIBIT B

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, [illegible], you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under [illegible].

EXHIBIT C



September 27, 2011

Mr Gregory R Noe
Corporate Secretary and
Associate General Counsel
Deere & Company
Law Department
One John Deere Place
Moline, IL 61265
NoeGregoryR@JohnDeere.com

Dear Mr. Noe,

We are in receipt of your September 19th letter which raises questions related to the resolution that Walden Asset Management and Tides Foundation filed with Deere & Company, specifically regarding proof of ownership

You are in receipt of the September 12th letter sent along with the resolution signed by Ken Pickering of Boston Trust & Investment Management Company confirming ownership

We checked our company wide holdings in Deere & Company today and are pleased to report that Boston Trust & Investment Management Company and Walden Asset Management, a division of Boston Trust, presently to owns 151,400 shares in Deere & Company in various client accounts and in mutual funds as well.

Your letter raised a series of points that I will address.

I am confident that you and your colleagues in the Corporate Secretary's office understand quite well how shares of many investors are held in street name for convenience.

We also note that Boston Trust & Investment Management Company is a Massachusetts chartered banking and trust company and maintains custodianship of client securities on their behalf

Thus the proof of ownership letter carries the authority that you seek in your letter

EXHIBIT C

Your letter further states "our records indicate that you are not a registered holder of Deere common stock."

In fact, Boston Trust is a record holder through our sub-custodian Bank of New York Mellon In addition, Boston Trust is a participant in the Depository Trust Company via our sub-custodian Omnibus Accounts.

There can therefore be no doubt that we are "beneficial owners" of the Deere & Company shares as that term is used in Rule 14a-8. That rule explicitly states that one can prove beneficial ownership by supplying copies of Schedule 13D or Schedule 13G or by referencing the public filing of Schedule 13F for Boston Trust & Investment Management Company which embodies those Walden Asset Management shares. Each of these schedules is required to be filed with respect to thresholds of beneficial ownership[1] of securities and beneficial ownership is defined in Rule 13d-3(a) It is therefore clear that the definition of beneficial ownership as set forth in Rule 13d-3 is imported into Rule 14a-8. Since Rule 13d-3(a) defines beneficial ownership as possessing either voting power or investment power with respect to the security, and since we have both with respect to Deere & Company stock, Walden Asset Management most certainly has beneficial ownership for purposes of eligibility under Rule 14a-8.

We enclose a print out derived from our current SEC 13F filing showing that we are a beneficial owner of Deere & Company stock as of June 30, 2011

I trust this clears up any lingering ambiguity on the issue of documentation of Walden's eligibility to file the Shareholder Proposal In addition, Walden serves as the investment manager and custodian for the Tides foundation and thus can verify ownership of their shares Should you continue to have concerns please contact me at tsmith@bostontrust.com or (617) 726-7155

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

[1] Boston Trust & Investment Management Company does not own 5% or more, thus 13D and 13G are not required filing.

EXHIBIT C

<DOCUMENT>
<TYPE>13F-HR
<SEQUENCE>1
<FILENAME>btim13f0611.txt
<DESCRIPTION>BOSTON TRUST 13F 063011
<TEXT>
SUBMISSION
TYPE 13F-HR
PERIOD 6/30/11
FILER
CIK [illegible]
CCC *** FISMA & OMB Memorandum M-07-16 ***
FILER
SROS NONE
NAME KENNETH PICKERING
PHONE [illegible]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

REPORT FOR THE CALENDAR YEAR OR QUARTER ENDED: 6/30/11

CHECK HERE IF AMENDMENT [ ]; AMENDMENT NUMBER:
THIS AMENDMENT (CHECK ONLY ONE.): [ ] IS A RESTATEMENT
[ ] ADDS NEW HOLDINGS ENTRIES

INSTITUTIONAL INVESTMENT MANAGER FILING THIS REPORT:

NAME: BOSTON TRUST & INVESTMENT
ADDRESS: MANAGEMENT CO.
[illegible] Beacon Street [illegible]
Boston, MA [illegible]

THE INSTITUTIONAL INVESTMENT MANAGER FILING THIS REPORT AND THE PERSON BY WHOM IT IS SIGNED HEREBY REPRESENT THAT THE PERSON SIGNING THE REPORT IS AUTHORIZED TO SUBMIT IT, THAT ALL INFORMATION CONTAINED HEREIN IS TRUE, CORRECT AND COMPLETE, AND THAT IT IS UNDERSTOOD THAT ALL REQUIRED ITEMS, STATEMENTS, SCHEDULES, LISTS, AND TABLES, ARE CONSIDERED INTEGRAL PARTS OF THIS FORM.

PERSON SIGNING THIS REPORT ON BEHALF OF REPORTING MANAGER:

NAME: KENNETH PICKERING
TITLE: Director of Operations
PHONE: [illegible]-726-7293
SIGNATURE,PLACE,AND DATE OF SIGNING:

KENNETH PICKERING Boston, MA [illegible]/2011

REPORT TYPE (CHECK ONLY ONE.):

[X] 13F HOLDINGS REPORT

[ ] 13F NOTICE

[ ] 13F COMBINATION REPORT

LIST OF OTHER MANAGERS REPORTING FOR THIS MANAGER:
NONE

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.
<PAGE>
FORM 13F SUMMARY PAGE

REPORT SUMMARY:

EXHIBIT C

NUMBER OF OTHER INCLUDED MANAGERS: 0

FORM 13F INFORMATION TABLE ENTRY TOTAL: 530

FORM 13F INFORMATION TABLE VALUE TOTAL: 31 561 491

<PAGE>
<TABLE> <C> <C>

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
AFLAC INC	COMMON STOCK	001055102	[illegible]	715	SH		DEFINED		[illegible]	0	0
AGL RESOURCES INC	COMMON STOCK	001204106	113	3025	SH		DEFINED		1025	0	0
ABBOTT LABS COM	COMMON STOCK	002824100	1526	105196	SH		DEFINED		[illegible]	2321	0
ABERCROMBIE & FITCH	COMMON STOCK	002896207	0	23	SH		DEFINED		[illegible]	0	0
AIR PRODUCTS & CHEM	COMMON STOCK	009158106	16728	175017	SH		DEFINED		140090	2282	32735
AIRGAS INC	COMMON STOCK	009363102	4	525	SH		DEFINED		52	0	[illegible]
ALLERGAN INC	COMMON STOCK	018490102	[illegible]	[illegible]	SH		DEFINED		[illegible]	0	[illegible]
ALLIANCE DATA SYSTE	COMMON STOCK	018581108	13	1355	SH		DEFINED		[illegible]	0	[illegible]
ALLSTATE CORP	COMMON STOCK	020002101	[illegible]	1882	SH		DEFINED		1882	0	0
ALTERA CORP COM	COMMON STOCK	021441100	[illegible]	[illegible]	SH		DEFINED		[illegible]	0	2
AMBASSADORS GROUP I	COMMON STOCK	023177108	2443	7756792	SH		DEFINED		[illegible]	0	[illegible]
AMERICAN EXPRESS CO	COMMON STOCK	025816109	334	64615	SH		DEFINED		6343	0	216
AMERICAN SCIENCE AN	COMMON STOCK	029429107	[illegible]	[illegible]	SH		DEFINED		[illegible]	0	49605
AMERICAN STS WTR CO	COMMON STOCK	029899101	5157	1387955	SH		DEFINED		[illegible]	0	[illegible]
AMERICAN TOWER CORP	COMMON STOCK	029912201	5	1025	SH		DEFINED		101	0	0
AMETEK INC NEW	COMMON STOCK	031100100	[illegible]	6115	SH		DEFINED		[illegible]	0	0
AMGEN INC.	COMMON STOCK	031162100	174	2875	SH		DEFINED		[illegible]	0	52
ANADARKO PETE CORP	COMMON STOCK	032511107	[illegible]	6135	SH		DEFINED		[illegible]	0	0
APACHE CORPORATION	COMMON STOCK	037411105	[illegible]	[illegible]	SH		DEFINED		2480 2	3012	32757
APOGEE ENTERPRISES	COMMON STOCK	037598109	7197	[illegible]	SH		DEFINED		[illegible]	0	107461
APPLE INC	COMMON STOCK	037833100	18336	545455	SH		DEFINED		[illegible]	0	[illegible]
APPLIED MATERIALS,	COMMON STOCK	038222105	238	18100	SH		DEFINED		18100	0	0
APTARGROUP INC	COMMON STOCK	038336103	[illegible]	[illegible]	SH		DEFINED		446118	9576	91916
ARCHER DANIELS MIDL	COMMON STOCK	039483102	59	[illegible]	SH		DEFINED		[illegible]	0	0
ASTROTECH CORP	COMMON STOCK	046484101	3	3005	SH		DEFINED		[illegible]	0	0
AUTODESK INC	COMMON STOCK	052769106	283	16225	SH		DEFINED		1021	0	0
AUTOMATIC DATA PROC	COMMON STOCK	053015103	28825	5118655	SH		DEFINED		415947	[illegible]	101638
AUTOZONE INC	COMMON STOCK	053332102	29	1006	SH		DEFINED		100	0	0
AVON PRODUCTS INC	COMMON STOCK	054303102	17	600	SH		DEFINED		600	0	0
BB & T CORP	COMMON STOCK	054937107	5287	1969825	SH		DEFINED		193072	3907	0
BP PLC	COMMON STOCK	055622104	249	5600	SH		DEFINED		5141	351	108
BMC SOFTWARE INC	COMMON STOCK	055921100	308	56255	SH		DEFINED		[illegible]	0	0
BAKER HUGHES INC	COMMON STOCK	057224107	[illegible]	[illegible]	SH		DEFINED		1784	0	0
BANK OF AMERICA COR	COMMON STOCK	060505104	135	123639	SH		DEFINED		[illegible]	[illegible]	1765
BANK HAWAII CORP	COMMON STOCK	062540109	25436	5467550	SH		DEFINED		441532	0	105461
THE BANK OF NEW YOR	COMMON STOCK	064058100	44	[illegible]	SH		DEFINED		3 [illegible]	0	0
BARD C R INC	COMMON STOCK	067383109	32157	[illegible]	SH		DEFINED		254741	8216	41906
BAXTER INT'L INC	COMMON STOCK	071813109	33	1800	SH		DEFINED		[illegible]	0	0
BECTON DICKINSON &	COMMON STOCK	075887109	32721	[illegible]	SH		DEFINED		323446	[illegible]	[illegible]
BED BATH & BEYOND I	COMMON STOCK	075896100	891	1626	SH		DEFINED		16212	148	0
BEMIS COMPANY INC	COMMON STOCK	081437105	1877	558810	SH		DEFINED		66456	0	[illegible]
BERKSHIRE HATHAWAY	COMMON STOCK	084670702	1357	119557	SH		DEFINED		11516	1415	0
BEST BUY INC	COMMON STOCK	086516101	14	450	SH		DEFINED		[illegible]	0	0
BLACKBOARD INC	COMMON STOCK	091935502	8783	2024245	SH		DEFINED		[illegible]	0	[illegible]
BLOCK H & R INC	COMMON STOCK	093671105	21	1300	SH		DEFINED		1300	0	0
BOEING COMPANY	COMMON STOCK	097023105	262	[illegible]	SH		DEFINED		3547	0	0
BORG WARNER AUTOMOT	COMMON STOCK	099724106	89	1302	SH		DEFINED		1049	0	[illegible]
BOSTON BEER INC	COMMON STOCK	100557107	179	2000	SH		DEFINED		2000	0	0
BOSTON SCIENTIFIC	COMMON STOCK	101137107	8	[illegible]	SH		DEFINED		1152	0	0
BOTTOMLINE TECH DEL	COMMON STOCK	101388106	9726	1931130	SH		DEFINED		[illegible]	0	0
BRISTOL MYERS SQUIB	COMMON STOCK	110122108	486	113873	SH		DEFINED		[illegible]	0	0
BROWN FORMAN CORP C	COMMON STOCK	115637100	78	[illegible]	SH		DEFINED		10872	0	0
BROWN FORMAN CORP	COMMON STOCK	115637209	221	2955	SH		DEFINED		[illegible]	0	0
BUCKEYE CORP	COMMON STOCK	118794108	[illegible]	[illegible]	SH		DEFINED		[illegible]	0	0
CBS CORP NEW CL A	COMMON STOCK	124857103	1	22	SH		DEFINED		22	0	0
CBS CORP NEW CL B	COMMON STOCK	124857202	21	[illegible]	SH		DEFINED		[illegible]	0	0
CSX CORP COM	COMMON STOCK	126408103	2	72	SH		DEFINED		72	0	0
CVS CORP	COMMON STOCK	126650100	3	550	SH		DEFINED		[illegible]	0	0
CVS CAREMARK CORP	COMMON STOCK	126650100	[illegible]	1615	SH		DEFINED		[illegible]	0	0
CABOT CORP	COMMON STOCK	127055101	[illegible]	[illegible]	SH		DEFINED		1163	0	0
CABOT OIL & GAS COR	COMMON STOCK	127097103	441	6650	SH		DEFINED		6650	0	0
CALGON CARBON CORP	COMMON STOCK	129603106	12269	7217138	SH		DEFINED		[illegible]	0	0
CANTEL MEDICAL CORP	COMMON STOCK	138098108	[illegible]	3474792	SH		DEFINED		347479	0	0
CARBO CERAMICS INC	COMMON STOCK	140781105	40619	[illegible]	SH		DEFINED		261181	0	49155
CARLISLE COMPANIES	COMMON STOCK	142339100	[illegible]	2332	SH		DEFINED		2132	0	166

EXHIBIT C

CATERPILLAR INC	COMMON STOCK	149123101	551	59505SH	DEFINED	4150	[illegible]	0
CELGENE CORP	COMMON STOCK	151020104	541	90000SH	DEFINED	[illegible]	0	[illegible]
CENTURYLINK INC	COMMON STOCK	156700106	50	12359SH	DEFINED	1225	0	0
CHEVRON CORP	COMMON STOCK	166764100	24021	233533SH	DEFINED	192461	418	42672
CHIPOTLE MEXICAN GRCOMMON STOCK		169656105	505	1640SH	DEFINED	1546	94	0
CHUBB CORPORATION	COMMON STOCK	171232101	22286	355316SH	DEFINED	462016	7849	41452
CHURCH & DWIGHT INCCOMMON STOCK		171340102	614	151500SH	DEFINED	15150	0	0
CINCINNATI FINANCIACOMMON STOCK		172062101	31495	[illegible]	DEFINED	[illegible]	[illegible]	[illegible]
CITIGROUP INC COM	COMMON STOCK	172967424	47	1024SH	DEFINED	1024		0
CITRIX SYS INC	COMMON STOCK	177376100	183	2289SH	DEFINED	2289	0	0
CLARCOR INC	COMMON STOCK	179895107	28119	595360SH	DEFINED	493354	0	[illegible]
CLEARWIRE COMMUNICATCOMMON STOCK		18538Q105	19	3000SH	DEFINED	3000	0	0
CLOROX COMPANY	COMMON STOCK	189054109	335	4150SH	DEFINED	4145	[illegible]	[illegible]
COACH INC	COMMON STOCK	189754104	16	254SH	DEFINED	254	0	0
COCA COLA CO.	COMMON STOCK	191216100	2131	31664SH	DEFINED	31147	122	395
COGNIZANT TECHNOLOGCOMMON STOCK		192446102	5549	75660SH	DEFINED	55614	0	17054
COHERENT INC	COMMON STOCK	192479103	6733	121279SH	DEFINED	99618	0	21661
COLGATE PALMOLIVE CCOMMON STOCK		194162103	18006	206000SH	DEFINED	189329	3890	12990
COMERICA INC	COMMON STOCK	200340107	12437	361485SH	DEFINED	301427	4999	55059
COMMERCE BANCSHARESCOMMON STOCK		200525103	2285	53150SH	DEFINED	45719	0	7431
COMMERCIAL METALS COMMON STOCK		201723103	10778	750625SH	DEFINED	615595	0	135397
COMMVAULT SYSTEMS	COMMON STOCK	204166102	16851	379093SH	DEFINED	379093	0	0
COMPUTER PROGRAMS &COMMON STOCK		205306103	6511	102602SH	DEFINED	92191	0	10411
CONAGRA FOODS INC	COMMON STOCK	205887102	21	800SH	DEFINED	800	0	0
CONSOLIDATED EDISONCOMMON STOCK		209115104	161	3341SH	DEFINED	2841	500	0
CONSTELLATION ENERGCOMMON STOCK		210371100	48	1252SH	DEFINED	1252	0	0
CORN PRODS INTL INCCOMMON STOCK		219023108	57	1040SH	DEFINED	1040	0	0
CORNING INC	COMMON STOCK	219350105	28	1517SH	DEFINED	1517	0	0
CRAFT BREWERS ALLIACOMMON STOCK		224122101	17	2000SH	DEFINED	2000	0	0
CRANE CO	COMMON STOCK	224399105	37	750SH	DEFINED	750	0	0
CUMMINS INC	COMMON STOCK	231021106	10	101SH	DEFINED	101	0	0
DANAHER CORP	COMMON STOCK	235851102	61	1170SH	DEFINED	1170	0	0
DARDEN RESTAURANTS COMMON STOCK		237194105	2	49SH	DEFINED	49	0	0
DARLING INTL INC COCOMMON STOCK		237266101	7978	450728SH	DEFINED	450728	0	0
DAWSON GEOPHYSICAL COMMON STOCK		239359102	104	3044SH	DEFINED	2416	0	628
DEERE CORPORATION	COMMON STOCK	244199105	12779	154984SH	DEFINED	152584	1976	433
DENBURY RESOURCES	COMMON STOCK	247916208	11691	584525SH	DEFINED	584525	0	0
DENTSPLY INTERNATIOCOMMON STOCK		249030107	26246	689214SH	DEFINED	594459	30403	64352
DICKS SPORTING GOODCOMMON STOCK		253393102	5	118SH	DEFINED	118	0	0
DIME COMMUNITY BANCSHARCOMMON STOCK		253922108	12265	843474SH	DEFINED	[illegible]	0	[illegible]
DISNEY (WALT) CO	COMMON STOCK	254687106	981	24369SH	DEFINED	19611	[illegible]	1866
DISCOVER FINL SVCS COMMON STOCK		254709108	12	449SH	DEFINED	449	0	0
DOLLAR TREE INC	COMMON STOCK	256746108	17	255SH	DEFINED	255	0	0
DONALDSON COMPANY	COMMON STOCK	257651109	39937	658160SH	DEFINED	565569	4039	[illegible]
DOVER CORPORATION	COMMON STOCK	260003108	346	5247SH	DEFINED	5247	0	0
DOW CHEMICAL COMPANCOMMON STOCK		260543103	220	6116SH	DEFINED	6116	0	0
EMC CORPORATION	COMMON STOCK	268648102	37749	[illegible]	DEFINED	2	[illegible]	[illegible]
EATON CORPORATION	COMMON STOCK	278058102	1616	31410SH	DEFINED	31054	0	356
EBAY INC	COMMON STOCK	278642103	14	440SH	DEFINED	0	0	440
ECOLAB INC	COMMON STOCK	278865100	5196	95176SH	DEFINED	75030	764	19882
EMERSON ELECTRIC COCOMMON STOCK		291011104	42748	759957SH	DEFINED	656772	11050	92134
EQUIFAX INC	COMMON STOCK	294429105	72	2100SH	DEFINED	1979	0	121
EQUITY ONE INC	COMMON STOCK	294752100	13	541SH	DEFINED	541	0	0
ESCO TECHNOLOGIES ICOMMON STOCK		296315104	6389	173620SH	DEFINED	154354	0	19266
EXPEDITORS INTL WASCOMMON STOCK		302130109	3051	59599SH	DEFINED	55582	56	1611
EXPRESS SCRIPTS INCCOMMON STOCK		302182100	645	11940SH	DEFINED	5691	0	6119
FLIR SYS INC	COMMON STOCK	302445101	27	800SH	DEFINED	800	0	0
FACTSET RESH SYS INCOMMON STOCK		303075105	961	9390SH	DEFINED	9390	0	0
FAMILY DLR STORES ICOMMON STOCK		307000109	174	3300SH	DEFINED	3300	0	0
F5 NETWORKS INC	COMMON STOCK	315616102	163	1480SH	DEFINED	1480	0	0
FINANCIAL ENGINES ICOMMON STOCK		317485100	6199	239171SH	DEFINED	239171	0	0
FISERV, INC	COMMON STOCK	337738108	160	2575SH	DEFINED	2575	0	0
FLUOR CORP NEW	COMMON STOCK	343412102	15	236SH	DEFINED	236	0	0
FORD MTR CO DEL	COMMON STOCK	345370860	15	1124SH	DEFINED	1124	0	0
FORESTAR GROUP INC COMMON STOCK		346233109	6	360SH	DEFINED	360	0	0
FORTUNE BRANDS INC COMMON STOCK		349631101	63	1000SH	DEFINED	1000	0	0
FRANKLIN RES INC	COMMON STOCK	354613101	796	6062SH	DEFINED	5591	0	471
FUEL TECH INC	COMMON STOCK	359523107	4249	640858SH	DEFINED	461193	0	179665
GAP INC	COMMON STOCK	364760108	5	265SH	DEFINED	265	0	0
GENERAL DYNAMICS COCOMMON STOCK		369550108	4	55SH	DEFINED	55	0	0
GENERAL ELECTRIC COCOMMON STOCK		369604103	2350	[illegible]SH	DEFINED	[illegible]	[illegible]	9465
GENERAL MILLS INC	COMMON STOCK	370334104	4411	118946SH	DEFINED	[illegible]	[illegible]	20892
GENESEE & WYO INC	COMMON STOCK	371559105	28881	[illegible]	DEFINED	400039	0	[illegible]
GENTEX CORPORATION	COMMON STOCK	371901109	219	7245SH	DEFINED	5892	0	1353
GEOGLOBAL RES INC	COMMON STOCK	37249T109	0	15SH	DEFINED	15	0	0
GRACE INC	COMMON STOCK	384109104	161	7280SH	DEFINED	7280	0	0